Exhibit 99.1

Four Seasons Education Regains Compliance with NYSE Continued Listing Standards

SHANGHAI, February 12, 2026 (PRNewswire) – Four Seasons Education (Cayman) Inc. (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a tourism and education-related service provider in China, today announced that on February 10, 2026, the Company received a notification letter (the “Compliance Notice”) from the New York Stock Exchange (the “NYSE”), informing the Company that it has regained compliance with NYSE continued listing standards.

As previously disclosed, the Company received a letter from the NYSE notifying the Company that it had fallen below compliance with the requirement to maintain a minimum of 1,200 public stockholders on a continuous basis due to an average monthly trading volume of less than 100,000 shares pursuant to the continued listing criteria under Section 802.01A of the NYSE Listed Company Manual (the “Manual”).

The below compliance (“BC”) indicator will no longer be transmitted and the Company will no longer be noted as being below continued listing standards on the NYSE’s website (www.nyse.com). In accordance with the Manual, the Company will be subject to a 12-month follow-up period, within which it will be reviewed to ensure its compliance with the NYSE’s continued listing standards.

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a service provider of both tourism and education-related services in China. The Company's program, service and product offerings mainly consist of enrichment learning programs, school-based tutoring product solutions and training programs for teachers, study camps and learning trips for students, and travel agency services for all age groups.

For more information, please visit https://ir.sijiedu.com.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company's future financial and operating results, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to develop new learning products, services or activities, its ability to maintain and enhance the brand or reputation of its learning centers or study camps, PRC regulations and policies relating to the learning and travel services, learning technology and content solutions industries in China, general economic conditions in China, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE's continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6177

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com